INVEST IN **LIT MOTORS**

Revolutionary Self-Balancing 2-Wheeled Electric Car



litmotors.com San Francisco, CA

Technology | Notable Angel | Hardware | B2C | Minority Founder

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Groundbreaking self-balancing tech: the simple, efficient, and elegant solution to transportation

2. Huge market waiting to be disrupted $1.01T TAM ($5T 2030) & $360B SAM

3. 1300+ preorders resulting in $41.6M projected revenue (at $32,000 MSRP)

4   Team of world class engineers from Raytheon, Honeywell, and Audi **+** 121 yrs combined experience

5   15 issued US patents & 23 utility patents (11 control patents) / 49 issued Int'l & 130+ patent apps

6   Invested: Mark Pincus, Joe Gebbia, Kim Jung-Ju, Yves Behar, Scott Belsky, Kelly Slater

7   Breakthrough EV technology enables a $2700 battery with 1/10 the parts count and thus high margins

8   Go to market in 18-36 months after close of equity crowdfunding and private financing round

Featured Investors

 **Isaac Datika**   [Follow]

Tech investor, patent holder, works in healthcare.

"I became utterly captivated by Lit Motors more than a decade ago, the moment I laid eyes on the unveiling of the C-1 concept. The sheer innovation and capabilities it promised left me thoroughly astounded, compelling me immediately to place a reservation. Fast forward to today, and my admiration for what Lit Motors is striving to achieve has only grown stronger. The company now boasts an exceptional team, one I've taken the time to learn about in detail (rest assured, my due diligence has been thorough), and they stand on the cusp of transforming this breathtaking concept into a tangible reality. My belief in Danny's vision is unwavering. His dedication and commitment to making this dream a reality resonate deeply with me; it's clear that he has made it his life's mission to succeed. What truly sets Lit Motors apart is the groundbreaking gyroscopic technology at the heart of the C-1 concept. This pioneering approach is a first in the field, holding the promise of numerous future applications that extend well beyond our current imaginations. Furthermore, the company is shielded by a robust forcefield of patents that secure its innovative ideas for the next two decades, ensuring that this vision is safeguarded from potential imitators. In a time where the electric vehicle (EV) industry faces a myriad of challenges, from technological hurdles to market acceptance, Lit Motors stands poised to make a significant impact. I am confident that with the team's expertise, passion, and the innovative spirit that pervades their work, Lit Motors has everything it needs to propel forward. They are not merely introducing another EV to the market; they are ushering in a new era of sustainable, cost-effective transportation that defies traditional limitations and expectations. The potential of what Lit Motors is bringing to the forefront of transportation technology is not just innovative—it's revolutionary. And it is this potential that makes me a proud investor and a true believer in Danny's mission. In an era ripe for change, Lit Motors is poised to lead the charge, rewriting the rules of what we thought possible and opening up a whole new market that promises sustainability, efficiency, and a touch of the extraordinary."



McClees Capital LLC
Syndicate Lead

Follow   Invested $55,000 ⓘ

"These days so many things get hyped with buzzwords - "Transformational!" "Groundbreaking!" You get the idea. That being said, it is my sincere belief that what Lit Motors is developing is worthy of these buzzwords and dozens more. The global implications of this vehicle hitting the world's roads would be nothing short of massive. Cleaner air in dense cities, maximizing limited resources - battery materials and road space, developing an EV that is more affordable to a much greater part of the driving population. The list goes on. Fundamentally it just makes sense. As for my experience with Lit Motors I've seen continual growth with various system or vehicle prototypes and the creation of a comprehensive wide-ranging patent portfolio that the company holds on it's books. It has not been an easy path. Through ups and downs Danny's determination is constant. Very few people could bring together topflight aerospace engineers and topflight car development professionals. Danny is one of those few people. I am proud and excited to be part of the process of making this vehicle a reality."

Our Team



Danny Kim   CEO, CTO, and Founder

20+ years of vehicle architecture & prototype development. Inventor w/ 23 patents, Focus of HBS case study: Industrial design & sustainable transportation. Land Rover mechanic, machinist, welder, and integrator. Reed College, Cal, RISD, & MIT Media Lab.



Stefan Schaeper   VP Chassis & Integration

22+ years at Audi. Product analyst, quality assurance, chassis engineer, dimension concept team leader and responsible project manager and development manager for the 2018 e-tron GT concept from Audi show cars and concept vehicles.



Volker Kaese   Key Advisor/Board Member

20+ yrs executive at VW Group. Led 2004 CO2 audit for cradle to grave analysis at VW. Prolific materials engineer w/patents. Head of Volkswagen XL1 and VW/Audi Innovation Management. Lead team for research and concept development for the Audi E-tron line.



Michael Bailey   VP Embedded Systems

21+ years Raytheon Space and Airborne Systems. System level integration, board level integration, software system architecture, and software and algorithm development.



David Bailey   Engineering Fellow Controls and Dynamics

Retired from Honeywell Space Systems after 36 years, Expert in CMG based attitude control trajectories. Consulted for Hughes, Boeing, Ball Aerospace, Ithaco and Naval Research Labs.



Monette Stephens   Investment Banker



Managing partner at SF Growth Capital. Expertise in investment strategies, global expansion, go-to-market plans, growth strategies, and product marketing.



Gary Gisler VP of CMG

20+ years of experience at Honeywell. Head of development for Hubble Space Telescope reaction wheel, and other CMG projects.



Tre Hendricks Head of Government Affairs

20+ years as attorney and state/federal government affairs leader in the technology and telecommunications ecosystems.



Kristina Chung Head of Marketing Strategy

8+ years experience shaping brand perception, organic community building, and social media marketing. BA in Public Relations & Mass Communication from Boston University.



Nathanael Moss Facility & Operations Manager

Swiss Army Knife. Supervisor Management previously at Amazon/WF 13+ years. Holds a BFA from Rhode Island School of Design.

Say hello to the future of EVs.

Meet your next car. Faster, cheaper, easier, and more convenient—reimagine your commute with the Lit Motors Auto-balance Electric Vehicle (AEV).





Perfect for city dwellers, multi-car families, and everyone in between, the AEV bridges the gap between public transportation (unreliable, slow) and full-size vehicles (inefficient, expensive), welcoming a new era of agility, efficiency, and sustainability to the vehicle market.



The AEV holds the same value proposition of a 4W EV while reducing circular economic waste. Reduce commute time with lane split ability, and say goodbye to parking anxiety!

- Seats two (driver and passenger)

- Smaller battery = more efficient to charge, reduced replacement cost

- ~5 min - 6 hr charge time (Tesla supercharger to 110V electrical outlet)

- Convenient to maneuver and park







75% of people
drive alone. (US)
And 50% drive alone, globally.

Patent protected until 2039.
15 issued US patents
11 control patents
46 issued int'l patents
130+ int'l applications

Our robust patent portfolio establishes our patent moat through 2039, and our granted controls patents secure our intellectual dominance in Europe, Asia, India, and North America.

➡️ View our patent portfolio.



Safety features:
Front & side airbags
Seatbelts
Scissor doors
Aluminum/steel chassis
CMG system (gyroscopes)
Lightweight: ~950 lbs
Compact: (86" Wheelbase, 40" Wide)
Aerodynamic: (.198-.206 CD)
Battery pack: 13kWh
Range: 150-220mi
Speed: 100+ mph
Charge time: ~5 min - 6 hours
Cost: $1.25 per charge (average)
72Kw Motor (20Kw Nominal)
1/4 the weight
1/6 the battery
1/10 the parts

Untapped market waiting for disruption


LITMOTORS™
Efficient & sustainable design
Commute faster/lane split ability
Easy to drive/park, rain or shine
Gyros: self-balancing + more safety
13 kWh battery
0-60 in 5 seconds
150-220 miles range
Category of one.

As cities become increasingly overpopulated, urban commuters are looking for a mode of personal transportation that offers flexibility, convenience, safety, and privacy. We are poised to disrupt two major industries that will generate a combined revenue of $1.1-$5 trillion in revenue from 2024-2030: 4W cars and motorcycles.


Total available market (TAM)
$5 Trillion
Servicable Available Market (SAM)
$360B
Servicable Obtainable Market (SOM)
$80B
1 in 7 cars sold globally is electric.
TAM: EV market in 2030 (current car market $1T) 2020-22 EV sales in US (+90%) & CHN (+300%) - McKinsey & Co
SAM: Mid-Electric Intra-Urban professional Commuter / Entry Level EVs Millennial & Gen Z
SOM: 35-47 yrs old: Early majority, mid-premium EV buyer, urban, expect new tech experience & premium drive, owned an Audi or BMW, purchase online, 32% longer commute time
US EVG: Male 55-75yrs, Early Adopter, premium sports car enthusiasts, aging

1300+ existing preorders from all over the globe.

With over 1300 preorders for the AEV, we've already demonstrated a strong market demand for a highly efficient 2W commuter vehicle. At point of sale (POS), we currently expect a projected revenue of $41.6M at a $32,000 MSRP (projections not guaranteed).

- International patent portfolio issued in Asia, Europe, US, and India

- First market mover

- 1/10 the parts count of a car = faster production time and double digit margins

- Poised to disrupt the $1.1T automotive industry

- Multiple massive applications: private ownership, rideshare, B2C delivery, business utility, military, medical transport, commuter, sports, luxury, CAAS



This Is The Larry Page-Backed Electric Motorcycle Startup That Apple Might Buy

forbes.com



Two-Wheeled Electric Vehicle Builder Lit Motors Finds Funding From Mark Pincus And Kelly Slater

forbes.com

The market is prime for the next EV



Global EV car sales are **rising**.

13.6M
10.3M
6.5M
3M
2.2M

2019 2020 2021 2022 2023

A record 1.2 million EVs were sold in the U.S. in 2023.

According to estimates from The Wall Street Journal

EV buyers today commonly face range anxiety, affordability, battery replacement, and maintenance costs. The EV market has demonstrated year over year growth, but consumers are now looking for better value, practicality, and sustainability.



LITMOTORS™

Standard safety features to meet European NCAP standards

First self-balancing two-wheeler with reverse drive mode

Commute safely in all seasons & terrain: rain, sleet, or snow

Dynamic balance & stability system from revolutionary gyroscope technology

Current market trends demonstrate a strong market for 2-wheeled EVs. Based on global transportation statistics, trends, and growth, our vehicle is projected to make an extraordinary

impact in Asia, Europe, and major North American cities, introducing a new level of efficiency for drivers around the globe.

> ***Honda invests $3.4 billion with aim of selling 4 million electric motorcycles a year by 2030. (source: New York Times. Link)***

> ***China and Europe are dominating global EV sales (source: IEA. Link)***

> ***By 2030, EVs could reach 62%-86% of global vehicle sales (source: RMI. Link)***

> ***EV Market's Surge Toward $57 Trillion Sparks Global Flashpoints (source: Bloomberg. Link)***

In 2023, a record of 1.2 million vehicle buyers went electric. (US)
Source: The Wall Street Journal

Unmatched safety & balance



Reappropriated satellite gyroscopes
Tilt & lean as you drive
Reduces motion sickness
Patent protected through 2039
Space satellite technology.

Our twin Control Moment Gyroscopes (CMGs), primarily used for satellite positioning, are the foundation of the AEV's

for satellite positioning, are the foundation of the AEV's technical innovations. It's the absolute best of motorcycles, EVs, and satellite technology, all in one!



Safety is our top priority. Our balancing system ensures that the imparted force from a side impact is naturally transferred to the gyros and not the occupants, providing a 4th level of protection unmatched by any other vehicle on the market.





The gyroscopes allow for incredible stability, even in icy conditions. Fitted with the same features of a 4W vehicle (front and side airbags, seatbelts, aluminum/steel chassis/safety cell, plus additional advantages of gyroscope technology) this is the next evolution in EVs without compromising safety, speed, or performance.


Balanced on two wheels | Space satellite gyroscopes
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Smaller battery: better for the planet and your wallet.

Consider this: EVs typically have a low resale value due to their enormous cost of replacement. The cost to replace the battery of a Tesla Model S is akin to buying a *new car*.


1/6 the battery pack.
LITMOTORS™
$37,000 to replace
$2700 to replace!



Average EV battery
3-5 miles per kWh

Lit Motors battery
13.4 miles per kWh

Battery replacement after **105,000** miles
(~7 years, 15,000 miles/year)

Tesla Model S	Lit Motors AEV
$37,000 to replace	$2,700 to replace
Lifecycle CO2 emissions: 12-18 tons	Lifecycle CO2 emissions: 1.8-3 tons

Our lightweight vehicle architecture lends to more efficient battery usage due to the vehicle's reduced weight and improved aerodynamics (the lower the coefficient of drag, the better) - and as a result, requires just 1/6 the battery size of a typical EV.

- Maintain long term EV value with affordable battery replacement

- Less energy consumption, more efficient and cost-friendly

- Faster charging capability

- Less effects on range due to reduced vehicle weight

- Lower manufacturing cost and environmental impact



Low parts count, high margins.

LITMOTORS™



EV / ICE vehicle
12,000 - 24,000 parts

Lit Motors AEV
2,239 parts

The Lit Motors AEV consists of fewer than 2,500 parts which means less maintenance, battery consumption, manufacturing and operation emissions, and never-before-seen margins in the automobile industry.

Our plan for a better world starts HERE!

We have successfully created two prototypes in 2012 and 2014, but took a major hiatus between 2015-2020 while our founder and CEO recovered from a debilitating motorcycle accident.

During this 5 year period, we developed an impenetrable patent portfolio and assembled a world class core engineering team while the EV market was maturing. Our AEV has become more relevant than ever, and our team is extremely excited to move forward with development.



2014 prototype & test drive.

With this round of funding, our crucial next step is to manufacture a production prototype (beta) that will be a drive experience prototype; looking and feeling as close to the finished product as possible, while engineered and designed to meet EU NCAP standards.

We are ready to bring this beta prototype to life in coordination with Ideenion (Ingolstodt, Germany) alongside our team of world-class engineers. This will allow us to implement long test drives and gain authentic customer feedback in a qualitative clinic similar to the **Lit Motors HBS**.



This hard data will be used to refine adjustments and gauge production potential before entering the next phase of fundraising for serial production and increasing preorders in the process.

1M Units in 10 Years

Our goal is to produce a total of 1,000,000 units by year 10 (50% faster than Tesla) according to the production timeline strategy developed by our team of former Audi experts.



Forward-looking projections are not guaranteed.

Year 1 begins as soon as we reach our fundraising goal and money hits the bank. The next steps are to develop a "BOM"

(bill of materials), a manufacturing assembly sequence, a tooling and supply chain strategy, and bring the AEV up to EU NCAP standards.

Once funded, we plan to move into small scale production to build 3 additional beta prototypes in 12-24 months. After that point, larger scale production will be possible after raising $300M for a 50,000 unit/yr assembly line.



NEW FUNDING
Private funding
$6.5M
Equity crowd funding
$5M
Beta prototype in 16 months
Distribute funds to engineers & manufacturing development partners: small scale production in 12-24 months
Larger scale production in 36 months:
$300M

We expect preorders to skyrocket once our first beta goes live and we increase brand awareness on social media, hold showroom events, and convert interested consumers into the next generation of AEV believers.

Serial production of 10,000 units will generate $320,000,000 in revenue, making Lit Motors net income positive. Our valuation, depending on the multiplier (10-30x), is valued at $3-9B (projections not guaranteed).



Revenue pipeline (Q4 2023)
$32,128,000
1000+ deposits
$750 avg deposit
$32,000 MSRP

World Class Core Engineering & Design Team

Design Team

Our core product development team of space, missile, and automotive engineers, is composed of industry experts from Honeywell, Raytheon, and Audi: an engineering dream come true.


Daniel Kim
Founder, CEO, CTO
LITMOTORS
David Bailey
VP Controls & Dynamics
36+ yrs at Honeywell
Honeywell
Michael Bailey
VP Embedded Systems
21+ yrs at Raytheon
Raytheon
Volker Kaese
Board of Directors
VW & Audi Head of Innovation
Stefan Schaeper
VP Chassis/Integration
VW & Audi Head of Innovation
Gary Gisler
VP of CMG
28+ yrs at Honeywell
Honeywell
Mirko Konta
Serial Development
30+ yrs experience
IDEENION
Bill Webb
VP Industrial Product Design
11+ yrs at Huge Design
HD

Gyro Team

No one has been able to recreate what we have, thanks to the incredible contributions of David Bailey, who was able to solve the integrated problem of drive-by-wire steering and Control Moment Gyros.


Dave "Wizard on the Mountain" Bailey | VP of Dynamics/Co...
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Based on thousands of hours of development of an AEV-specific vehicle dynamics model, a non-linear closed loop controls model, and MATLAB Simulink simulation, this unique combination of math, dynamics, and robotics is nothing short of a miracle; we'd even call it magic.

Vehicle Development-to-Serial Production Team

Our former-Audi team of experts make serial production possible up to 50,000 units per year. Volker, Stefan, and Mirko bring over 70+ combined years of experience, and in-depth knowledge in BOM development, factory planning, tooling/supply chain strategy, and NCAP readiness in a process similar to producing luxury cars.


Stefan Schaeper | VP Chassis/Integration
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Multiple Revenue Verticals


Rethink the future of transportation.
ups


Fictional rendering. LITMOTORS™

We imagine a world where our vehicle efficiency could allow for faster deliveries, quicker response times for emergency vehicles, and potential for new racing/recreation categories.

Our AEV platform is set to revolutionize transportation with a wide variety of vertical applications such as B2B, B2C, military, police, medical transport, last mile options, and auto sports.



Multiple applications.

| Private ownership | Public transport | B2C Delivery | Business Utility Vehicle | Military/Police /Medical |





Lighting up the press.

- "For some drivers, an electric motorcycle could be the best of both worlds."

- "This is the gyro-stabilized, two-wheeled future of transportation."

- "Convention-defying motorcycle."

"Is Lit Motors' C-1
the shape of city cars
to come?"

The New York Times WIRED Forbes BBC

Our groundbreaking tech has been covered by the [New York times, Wired, Forbes, TechCrunch, CNN, BBC, The Wall Street Journal, Bloomberg, USA Today, LA Times, CNET, and more.]

Best logical EV intra-city transport for the majority of US.
-Deni Albrecht
Love the idea of a maximum fun, maximum efficiency every day vehicle. Always thought a motorcycle looked fun, but never wanted to incur the safety risk.
-Charles C. Rhodes
small EVs with innovative technology are the future!!
-Jonathan Katz
We need a drastic paradigm shift in our transportation ethos, not EV SUVs that perpetuate the ingrained problems.
-Craig Updegrove
Two wheel, autonomous vehicle will save lot of parking space, less traffic jams and create nicer cities
-J. Van Bentum
Because I have followed this company since the earliest days and have always been impressed. Not only is this the vehicle that I want to drive but also I view this vehicle as a big part of the solution for pollution, traffic, parking, safety, cost of transportation and frankly fun!
-Martin McDermott
What our supporters are saying



Be the catalyst for change

We are a voice for the next generation - leading the way for a better, more sustainable future. Lit Motors is committed to

better, more sustainable future. Lit Motors is committed to leading this new era sustainability, convenience, and efficiency. Best of all, we're bringing *fun* back into driving.



Some of our key investors and longtime supporters include Mark Pincus (founder of Zynga), Joe Gebbia (co-founder of Airbnb), three other ultra high-net worth individuals, Yves Behar (founder of fuseproject), Scott Belskey (co-creator of Behance), Oliver Bruce (angel investor and co-host of the Micromobility Podcast), and Kelly Slater (professional surfer).

In our goal to reach $11M in funding the beta development, we are raising $5M from Wefunder and $6M from private investors. We invite you to be part of this journey to redefine the future of transportation, balanced on two wheels.





Investment Summary

- **$5 Trillion EV market (projected by 2030)**

- **Engineering team from Honeywell, Raytheon, and Audi**

- **Proof of demand: 1000+ preorders**

- **Control patent moat, protected until 2039**

- **EV market has caught up with us and matured**

- **Manufacturing partnership**

- **5 ultra-high net worth investors**

- **1 Trillion valuation potential**

Join us to inspire the next generation of sustainable transportation.

🔥 [Lit Motors Investor Pitch Deck](#)

🔥 [Lit Motors Patent Portfolio](#) (Google Patents)

🔥 [Harvard Business Case Study](#)

🔥 [White Paper: Influence of Vehicle Specifications on CO_2 Emissions](#)